FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)
Date: October 21, 2004

	By:	/S/ OTHÓN FRIAS CALDERÓN
	Name:	Othón Frías Calderón
	Title:	Attorney-in-fact

THIRD QUARTER EBITDA UP 20% TO RECORD

OF Ps.948 MILLION (US$83 MILLION)

—Net Sales Up 23%, to All-Time High Level for a 3Q—

—Board Approved US$210 Million Cash Distributions to Shareholders—

FOR IMMEDIATE RELEASE

Mexico City, October 20, 2004—TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today all-time high third quarter net sales of Ps.2,217 million (US$194 million) and a record EBITDA level for a third quarter of Ps.948 million (US$83 million), 23% and 20% increases, respectively, over the prior year period. EBITDA margin for the quarter was 43%.

“Solid drivers of growth domestically and abroad, complemented this quarter by the 2004 Summer Olympics, lead us to sizeable top line expansion, while preserving robust profitability,” said Mario San Román, Chief Executive Officer of TV Azteca. “Results show strong momentum, as today’s numbers mark six years of uninterrupted growth in sales and EBITDA for a third quarter.”

“On the strategic front we made further advances on our cash-usage plan, with the board’s approval of US$210 million in cash distributions by 2005. We also announced the prepayment of our US$300 million note due 2007, with peso-denominated debt, which furthers our goals of reducing financial expense and FX risk,” added Mr. San Román.

As previously detailed, the company’s plan for uses of cash entails making cash distributions to shareholders above US$500 million and reducing TV Azteca’s debt by approximately US$250 million within a six-year period that started in 2003.

Third Quarter Results

Net sales grew 23% to a record high of Ps.2,217 million (US$194 million), up from Ps.1,799 million (US$158 million) for the same quarter of 2003. Total costs and expenses rose 25% to Ps.1,269 million (US$111 million), from Ps.1,012 million (US$89 million) for the same period of last year. As a result, the company reported EBITDA of Ps.948 million (US$83 million), 20% higher than Ps.787 million (US$69 million) in the third quarter of 2003. Net income was Ps.409 million (US$36 million), 17% higher than net income of Ps.351 million (US$31 million) for the same period of 2003.

On a pro forma basis, excluding Ps.255 million (US$22 million) of revenue and Ps.142 million (US$12 million) of costs recorded during the quarter in connection with the transmission of the 2004 Summer Olympic Games, net sales grew 9% and EBITDA increased 6%.

Millions of pesos1 and dollars 2 except percentages and per share amounts.

	3Q 2003		3Q 2004		Change
					US$	%
Net Sales
Pesos	Ps.	1,799	Ps.	2,217
US$	US$	158	US$	194	37	+23%
EBITDA[3]
Pesos	Ps.	787	Ps.	948
US$	US$	69	US$	83	14	+20%
Net Income
Pesos	Ps.	351	Ps.	409
US$	US$	31	US$	36	5	+17%
Income per ADS[4]
Pesos	Ps.	1.90	Ps.	2.21
US$	US$	0.17	US$	0.19	0.02	+17%

[1]	Pesos of constant purchasing power as of September 30, 2004.
[2]	Conversion based on the exchange rate of Ps.11.41 per US dollar as of September 30, 2004.
[3]	EBITDA is Profit Before Depreciation and Amortization under Mexican GAAP.
[4]	Calculated based on 185 million ADSs outstanding as of September 30, 2004.

Net Sales

“Content appealing to a wide array of target markets in Mexico was carefully positioned on our networks, and effectively satisfied rising advertising demand throughout the quarter,” added Mr. San Román. “The Summer Olympics, with our in-depth sports analysis, was a supplemental boost to the ongoing dynamism in domestic sales.”

Third quarter net revenue includes sales from Azteca America—the company’s wholly-owned broadcasting network focused on the U.S. Hispanic market—of Ps.94 million (US$8 million), compared with Ps.54 million (US$5 million) for the same period a year ago. Azteca America revenue is composed of Ps.64 million (US$6 million) in sales from the Los Angeles station KAZA-TV, and Ps.30 million (US$3 million) from network sales.

TV Azteca also reported sales of programming to other countries of Ps.24 million (US$2 million), compared with Ps.41 million (US$4 million) in the same period a year ago. This quarter’s programming exports were primarily driven by the company’s novelas La Heredera, Belinda and Las Juanas, which were sold mostly in Latin American markets.

TV Azteca reported Ps.34 million (US$3 million) in advertising sales to Unefon, compared with Ps.31 million (US$3 million) in the third quarter of 2003. In accordance with the terms of the advertising contract between Unefon and TV Azteca, during the third quarter Unefon paid to TV Azteca in cash the Ps.32 million (US$3 million) of advertising purchases placed within the prior three month period.

During the quarter, content and advertising sales to Todito.com were Ps.49 million (US$4 million), compared with Ps.59 million (US$5 million) in the same period of the prior year.

Barter sales were Ps.101 million (US$9 million), compared with Ps.88 million (US$8 million) in the same period of last year. Inflation adjustment of advertising advances was Ps.91 million (US$8 million), compared with Ps.53 million (US$5 million) for the third quarter of 2003.

Costs and Expenses

The 25% increase in third quarter costs and expenses resulted from the combined effect of a 32% rise in programming, production and transmission costs to Ps.982 million (US$86 million), from Ps.742 million (US$65 million) in the prior year period, and a 6% growth in administration and selling expense to Ps.287 million (US$25 million), from Ps.270 million (US$24 million) in the same quarter a year ago.

On a pro froma basis, excluding exhibition rights and production costs during the third quarter related to the 2004 Summer Olympics of Ps.142 million (US$12 million), programming, production and transmission costs grew 13%.

“Congruent with dynamic seasonal demand for advertising in Mexico and in the US, we triggered strategic television programming initiatives during the quarter, which contributed to the increase in costs. As a result of the new shows, we have captured growing advertising opportunities in the two expanding markets,” said Carlos Hesles, Chief Financial Officer of TV Azteca.

Consistent with the growing production efforts, TV Azteca increased the overall number of hours of its internally produced programming during the three month period to 2,211—excluding the transmission of the 2004 Summer Olympics—from 2,039 in the same quarter of the previous year.

The 6% growth in administration and selling expense primarily results from the company’s increased operations in Mexico and in the US Hispanic market.

EBITDA and Net Income

The 23% increase in third quarter net sales, combined with the 25% growth in costs and expenses, resulted in EBITDA of Ps.948 million (US$83 million), up 20% from Ps.787 million (US$69 million) a year ago. The EBITDA margin was 43%, compared with 44% in the same period of 2003.

Below EBITDA, third quarter results were negatively impacted by an increase in other expense to Ps.205 million (US$18 million) from Ps.87 million (US$8 million) a year ago. Other expense for the quarter was primarily composed of charitable donations of Ps.50 million (US$4 million), legal expenses of Ps.47 million (US$4 million), loss from the sale of fixed assets of Ps.38 million (US$3 million), Ps.29 million (US$3 million ) from the recognition of 50% of the net loss of Todito.com in TV Azteca’s financial statements, and Ps.41 million (US$4 million) for the net effect of the recognition of the results from Monarcas, TV Azteca’s soccer team, and other expenses.

Net comprehensive financing cost during the quarter was Ps.223 million (US$20 million) compared with Ps.276 million (US$24 million) a year ago. The decline was primarily influenced by a Ps.5 million (US$0.4 million) exchange loss following a constant exchange rate during the three month period, compared with a Ps.128 million (US$11 million) exchange loss resulting from a 5% depreciation of the peso in the same period of 2003.

The lower exchange loss was partly compensated by other financing expense of Ps.46 million (US$4 million) compared with Ps.17 million (US$1 million) in the prior year period, primarily reflecting fees and costs related to the opening of the recently announced secured credit line for the peso equivalent of US$300 million with Banco Inbursa. Additionally, loss on monetary position was Ps.27 million (US$2 million), compared with a gain of Ps.3 million (US$0.3 million) a year ago, coming from a net asset monetary position this quarter.

Provision for income tax was Ps.15 million (US$1 million), compared with an Ps.18 million (US$2 million) tax benefit in the same period of the prior year, reflecting lower fiscal losses from subsidiaries this quarter.

Net income was Ps.409 million (US$36 million), 17% higher than net income of Ps.351 million (US$31 million) for the same period of 2003.

Uses of Cash

The company noted its sound financial results have translated into solid cash generation in the first nine months of 2004, in line with targets to create free cash—before debt payment and distributions to shareholders—of US$150 million in 2004.

During the quarter, TV Azteca announced that its board of directors unanimously approved US$210 million cash distributions to shareholders by 2005, of which US$130 million are expected to be distributed during the fourth quarter of 2004 and US$80 million in 2005. The distributions are part of the company’s cash-usage plan, and are in addition to the approximately US$22 million of cash disbursements scheduled for November 11, 2004, which were approved by the company’s shareholders on April 15.

Within the cash usage-plan the company has made aggregate distributions of US$173 million, consisting of a US$125 million disbursement on June 30, 2003, US$15 million on December 5, 2003, and US$33 million on May 13, 2004. The accumulated distributions are equivalent to a 9% yield based on the closing price of the TV Azteca ADR on October 19, 2004.

The distributions made to date, when added to the upcoming US$22 million and US$210 million disbursements, will represent an aggregate amount of US$405 million cash distributions, equivalent to a 22% yield on the October 19, 2004 ADR price.

Under the cash plan, TV Azteca has also reduced its total debt by US$82 million, on a nominal US dollar basis, since June 2003. Additionally the company announced the prepayment of its US$300 million 10 ½% note due February 15, 2007, with resources coming from the company’s new credit facility denominated in pesos with Banco Inbursa, with a Structured Securities Certificate, or with a combination of both. On October 15, the trust that will be issuing the Certificates filed with the Mexican Securities Authorities (CNBV) an application for the issuance in the Mexican debt markets.

Debt Outstanding

As of September 30, 2004, the company’s total outstanding debt was Ps.5,967 million (US$523 million). TV Azteca’s cash balance was Ps.1,320 million (US$116 million), resulting in net debt of Ps.4,647 million (US$407 million). The total debt to last twelve months (LTM) EBITDA ratio was 1.6 times, and net debt to EBITDA was 1.3 times. LTM EBITDA to net interest expense ratio was 6.3 times.

The company noted that excluding—for analytical purposes—Ps.1,366 million (US$120 million) debt due 2069, total debt was Ps.4,601 million (US$403 million), and total debt to EBITDA ratio was 1.2 times.

Nine Month Results

Millions of pesos1 and dollars 2 except percentages and per share amounts.

	9M 2003		9M 2004		Change
					US$	%
Net Sales
Pesos	Ps.	5,153	Ps.	5,788
US$	US$	452	US$	507	56	+12%
EBITDA[3]
Pesos	Ps.	2,287	Ps.	2,506
US$	US$	200	US$	220	20	+10%
Net Income
Pesos	Ps.	1,014	Ps.	1,046
US$	US$	89	US$	92	3	+3%
Income per ADS[4]
Pesos	Ps.	5.48	Ps.	5.65
US$	US$	0.48	US$	0.50	0.02	+3%

[1]	Pesos of constant purchasing power as of September 30, 2004.
[2]	Conversion based on the exchange rate of Ps.11.41 per US dollar as of September 30, 2004.
[3]	EBITDA is Profit Before Depreciation and Amortization under Mexican GAAP.
[4]	Calculated based on 185 million ADSs outstanding as of September 30, 2004.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Omar Avila
5255 1720 9167 jrangelk@tvazteca.com.mx	5255 1720 0041 oavila@tvazteca.com.mx

Media Relations:

Tristán Canales	Daniel McCosh
5255 1720 5786 tcanales@tvazteca.com.mx	5255 1720 0059 dmccosh@tvazteca.com.mx

(financial tables follow)

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED RESULTS OF OPERATIONS*

(Millions of Mexican pesos of September 30, 2004 purchasing power)

	Third Quarter of:				Third Quarter of:
	2003		2004		2003			2004			Change
					Millions of US Dollars**								%
Net revenue	Ps	1,799	Ps	2,217	US$	158	100%	US$	194	100%	US$	37	23%

Programming, production and transmission costs		742		982		65	41%		86	44%		21	32%
Sales and administrative expenses		270		287		24	15%		25	13%		1	6%

Total costs and expenses		1,012		1,269		89	56%		111	57%		22	25%

EBITDA		787		948		69	44%		83	43%		14	20%

Depreciation and amortization		91		97		8			8			0

Opening profit		696		851		61	39%		75	38%		14	22%

Other expense -Net		(87)		(205)		(8)			(18)			(10)

Comprehensive financing cost:
Interest expense		(204)		(177)		(18)			(16)			2
Other financing expense		(17)		(46)		(1)			(4)			(3)
Interest income		71		32		6			3			(3)
Exchange loss -Net		(128)		(5)		(11)			(0)			11
Gain (loss) on monetary position		3		(27)		0			(2)			(3)

Net comprehensive financing cost		(276)		(223)		(24)			(20)			5

Income before provision for income tax		333		423		29	19%		37	19%		8	27%

Provision for income tax		18		(15)		2			(1)			(3)

Net income	Ps	351	Ps	409	US$	31	20%	US$	36	18%	US$	5	16%

Net income of minority stockholders	Ps	1	Ps	—	US$	0		US$	—		US$	(0)

Net income of majority stockholders	Ps	351	Ps	409	US$	31	19%	US$	36	18%	US$	5	17%

End of period exchange rate	Ps	11.00	Ps	11.41

*	Mexican GAAP.
**	The U.S. dollar figures represent the Mexican peso amounts as of September 30, 2004 expressed as of September 30, 2004 purchasing power, translated at the exchange rate of Ps. 11.41 per U.S. dollar.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED RESULTS OF OPERATIONS*

(Millions of Mexican pesos of September 30, 2004 purchasing power)

	Nine months ended September 30,				Nine months ended September 30,
	2003		2004		2003			2004			Change
					Millions of US Dollars **								%
Net revenue	Ps	5,153	Ps	5,788	US$	452	100%	US$	507	100%	US$	56	12%

Programming, production and transmission costs		2,063		2,452		181	40%		215	42%		34	19%
Sales and administrative expenses		803		830		70	16%		73	14%		2	3%

Total costs and expenses		2,866		3,282		251	56%		288	57%		36	15%

EBITDA		2,287		2,506		200	44%		220	43%		19	10%

Depreciation and amortization		267		303		23			27			3

Operating profit		2,019		2,204		177	39%		193	38%		16	9%

Other expense -Net		(300)		(439)		(26)			(39)			(12)

Comprehensive financing cost:
Interest expense		(578)		(551)		(51)			(48)			2
Other financing expense		(44)		(78)		(4)			(7)			(3)
Interest income		164		126		14			11			(3)
Exchange loss -Net		(141)		(14)		(12)			(1)			11
Loss on monetary position		(21)		(79)		(2)			(7)			(5)

Net comprehensive financing cost		(619)		(596)		(54)			(52)			2

Income before provision for income tax		1,100		1,168		96	21%		102	20%		6	6%

Provision for income tax		(85)		(122)		(7)			(11)			(3)

Net income	Ps	1,015	Ps	1,046	US$	89	20%	US$	92	18%	US$	3	3%

Net income of minority stockholders	Ps	1	Ps	—	US$	0.1		US$	—		US$	(0)

Net income of majority stockholders	Ps	1,014	Ps	1,046	US$	89	20%	US$	92	18%	US$	3	3%

End of period exchange rate	Ps	11.00	Ps	11.41

*	Mexican GAAP.
**	The U.S. dollar figures represent the Mexican peso amounts as of September 30, 2004 expressed as of September 30, 2004 purchasing power, translated at the exchange rate of Ps. 11.41 per U.S. dollar.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS*

(Millions of Mexican pesos of September 30, 2004 purchasing power)

	At September 30,				At September 30,
	2003		2004		2003		2004		Change
					Millions of US Dollars**						%
Current assets:
Cash and cash equivalents	Ps	1,300	Ps	1,320	US$	114	US$	116	US$	2
Accounts receivable		3,263		3,239		286		284		(2)
Other current assets		1,303		953		114		84		(31)

Total current assets		5,866		5,512		514		483		(31)	-6%

Accounts receivable from Unefon		1,944		1,732		170		152		(19)
Investment in Azteca America		1,504		1,470		132		129		(3)
Exhibition rights		1,236		890		108		78		(30)
Property, plant and equipment-Net		2,380		2,084		209		183		(26)
Television concessions-Net		4,020		3,985		352		349		(3)
Investment in Todito		251		155		22		14		(8)
Other assets		850		1,052		74		92		18
Invesment in Unefon		1,846		—		162		—		(162)
Invesment in Cosmofrecuencias		380		—		33		—		(33)
Goodwill -Net		658		570		58		50		(8)
Deferred income tax asset		84				7				(7)

Total long term assets		15,153		11,938		1,328		1,046		(282)	-21%

Total assets	Ps	21,019	Ps	17,450	US$	1,842	US$	1,529	US$	(313)	-17%

Current liabilities:
Short-term debt	Ps	1,018	Ps	577	US$	89	US$	51	US$	(39)
Guaranteed senior notes		1,445		—		127		—		(127)
Other current liabilities		1,939		1,252		170		110		(60)

Total current liabilities		4,402		1,829		386		160		(225)	-58%

Long-term debt:
Guaranteed senior notes		3,468		3,423		304		300		(4)
Bank loans		26		601		2		53		50
Total long-term debt		3,494		4,024		306		353		46

Other long term liabilities:

American Tower Corporation (due 2019)		1,384		1,366		121		120		(2)
Advertising advances		2,560		3,014		224		264		40	18%
Unefon advertising advance		2,202		2,024		193		177		(16)
Todito advances		399		89		35		8		(27)
Other long term liabilities		137		81		12		7		(5)
Deferred income tax payable				184		—		16		16

Total other long-term liabilities		6,682		6,758		586		592		7	1%

Total liabilities		14,578		12,611		1,278		1,105		(172)	-13%

Total stockholders’ equity		6,441		4,839		564		424		(140)	-25%

Total liabilities and equity	Ps	21,019	Ps	17,450	US$	1,842	US$	1,529	US$	(313)	-17%

End of period exchange rate	Ps	11.00	Ps	11.41

*	Mexican GAAP.
**	The U.S. dollar figures represent Mexican peso amounts as of September 30, 2004, expressed as of September 30, 2004 purchasing power, translated at the exchange rate of Ps. 11.41 per U.S. dollar.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Millions of Mexican pesos of September 30, 2004 purchasing power

	Nine months ended September 30,
	2003		2004
Operations:
Net income	Ps	1,015	Ps	1,046
Charges (credits) to results of operation not affecting resources:
Amortization of goodwill		34		29
Depreciation		233		274
Equity in affiliates		21		9
Deferred income tax		(27)		—

Net change in accounts receivable, inventories, exhibition rights, related parties, accounts payable and accrued expenses		1,961		2,329
Unefon advertising advances		(143)		(122)
Todito advertising, programming, and services advances		(128)		(242)
Advertising advances		(2,219)		(2,054)

Resources provided by operations		747		1,269

Investment:
Acquisition of property, machinery and equipment -Net		(184)		(74)
Reimbursement of premium on issuance of capital stock of Todito		(35)		—

Resources used in investing activities		(149)		(74)

Financing:
Guaranteed senior notes		164		(1,511)
Bank loans -Net		558		(291)
Stock options exercised		3		25
Preferred dividend paid		(38)		(49)
Repurchase of shares		—		(624)
Sale of treasury shares		103		—
Capital stock decrease		(1,482)		(590)
Loan collected from a related party		—		186
Financial instruments		(103)		414

Resources used in financing activities		(795)		(2,440)

Decrease in cash and cash equivalents		(197)		(1,245)
Cash and cash equivalents at beginning of period		1,497		2,565

Cash and cash equivalents at end of period	Ps	1,300	Ps	1,320